Exhibit 99.1

HeadHunter Group PLC Announces First Quarter 2020 Financial Results

MOSCOW, Russia, June 1, 2020 – HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter ended March 31, 2020. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

First Quarter 2020 Financial and Operational Highlights

	Three months	Three months			Three months
	ended	ended			ended
	March 31, 2020	March 31, 2019	Change(3)		March 31, 2020
(in millions of RUB(1) and USD(2) )	RUB	RUB			USD(4)
Revenue	1,990	1,678	18.6%		25.6
Russia Segment Revenue	1,838	1,556	18.2%		23.6
Net Income	412	239	72.5%		5.3
Net Income Margin, %	20.7%	14.2%	6.5	ppts
Adjusted EBITDA(5)	1,045	774	35.1%		13.4
Adjusted EBITDA Margin, %(5)	52.5%	46.1%	6.4	ppts
Adjusted Net Income(5)	613	373	64.2%		7.9
Adjusted Net Income Margin, %(5)	30.8%	22.2%	8.6	ppts

(1)	“RUB” or “~~P~~” denote Russian Rouble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)

Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2020 (RUB 77.7325 to USD 1).
(5)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue is up 18.6% primarily due to the increase in revenue in our Russia segment. The Russia segment revenue is up 18.2%, driven by an increase in prices which resulted in the increase in average revenue per customer (“ARPC”) across all customer segments, an increase of 10% in the number of paying customers in our Small and Medium Accounts segment and an increase of 12% in the number of paying customers in our Key Accounts in Other Regions of Russia segment.

•	Net Income is up to ~~P~~412 million from ~~P~~239 million, mainly driven by an increase in revenue.

•

Adjusted EBITDA is up 35.1% primarily due to an increase in revenue, and Adjusted EBITDA Margin is up to 52.5% from 46.1%, or by 6.4 ppts, of which 5.1 ppts due to an increase in net foreign exchange gain.

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Adjusted Net Income is up 64.2% primarily due to an increase in revenue, and Adjusted Net Income Margin is up to 30.8% from 22.2%, or by 8.6 ppts, of which 5.1 ppts due to an increase in net foreign exchange gain.

	As of	As of		As of
	March 31, 2020	December 31,		March 31,
		2019	Change	2020
(in millions of RUB and USD)	RUB	RUB		USD
Net Working Capital(1)	(3,130)	(2,994)	4.5%	(40,3)
Net Debt(1)	2,133	3,040	(29.8)%	27.4
Net Debt to Adjusted EBITDA Ratio(1)(2)	0.5 x	0.8 x

(1)

Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

(2)	For the purposes of calculation of this ratio as of March 31, 2020, Adjusted EBITDA is calculated on the last twelve months basis.

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Net Working Capital as of March 31, 2020 decreased by ~~P~~136 million, or 4.5%, primarily due to an increase in contract liabilities over the three months ended March 31, 2020 by 9.2%. The growth in contract liabilities in the first quarter 2020 was positively affected by our decision not to offer customers an opportunity to renew a contract for the same price if they paid us before January 1, 2020, the effective date of our new price list. This resulted in a substantial amount of advance payments shifting from the fourth quarter of 2019 to the first quarter of 2020.

•	Net Debt decreased by ~~P~~907 million, or 29.8%, primarily due to cash generated from operating activities (see “Cash Flows”).

•	Net Debt to Adjusted EBITDA Ratio decreased from 0.8x to 0.5x, mainly due to a decrease in Net Debt.

“Despite the current global slowdown in business activity, one of the most significant in modern history, I am very proud of how rapidly and efficiently HeadHunter has adapted to the evolving situation to continue providing consistent service to our customers” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

“In late March, we started observing a significant drop in recruitment activity from both candidates and employers, which became even more evident after the institution of Russia’s country-wide lockdown on March 25, 2020. Nevertheless, since mid-April we have seen positive dynamics gain a foothold and activity recovering strongly into late May. Various industries are gradually resuming operations and employees returning to work all over the country. We expect business sentiment to be muted until there is more visibility on the consequences for the whole economy of the pandemic and so the outlook for the labor market remains uncertain. However, the trends that we are seeing give us confidence that as business activity returns towards normal, HeadHunter will continue leveraging its strengths to retain and increase market share.

In addition, we believe that the current crisis will give a strong push towards further digitalization across a broader number of business needs and life patterns, including recruitment. We are confident in our 100% online business model, supported by ample financial resources and strong market position, which we believe will enable us to capture exciting opportunities in the future.”

Impact of COVID-19 on Our Operations and Financial Condition

Our first quarter 2020 financial results are affected by the decrease in employer and candidate activity on our platform due to COVID-19 spread and associated government measures from the mid-March 2020, resulting in decrease in revenues, partly offset by our cost-cutting initiatives. We see no specific immediate impact of COVID-19 on our financial condition as of March 31, 2020. We remain fully operational during this pandemic, as nearly all of our employees are successfully working from home.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ~~P~~2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ~~P~~2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2018 and 2019 was 20.9% and 21.6%, respectively.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2018 to 2020. In 2020 there is 1 business day more in the second quarter and in the total year and the same number of business days in the first, third and fourth quarters, meaning that the calendar layout in 2020 is substantially the same as in 2019, allowing for good comparability of our quarterly results:

	Number of business days			As % of total business days per year
	2020	2019	2018	2020	2019	2018
First quarter	57	57	56	23.0%	23.1%	22.7%
Second quarter	60	59	61	24.2%	23.9%	24.7%
Third quarter	66	66	65	26.6%	26.7%	26.3%
Fourth quarter	65	65	65	26.2%	26.3%	26.3%

Year	248	247	247	100.0%	100.0%	100.0%

On March 25, 2020, in response to the COVID-19 pandemic, the period from March 30, 2020 to May 11, 2020 was declared a ‘period of non-working days’ in Russia. As a result, two and twenty-two working days formally became non-working in the first and second quarter of 2020, respectively. However, at least some level of business activity was retained during this period, as remote work was encouraged and some sectors such as banking were functioning with limited capacity. Therefore, these days were different from usual weekends or holidays, and therefore the number of business days included in the table above does not account for them.

Operating costs and expenses (exclusive of depreciation and amortization)

Personnel and marketing expenses, in total, accounted for 76.3% and 77.4% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2019 and December 31, 2018, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

First quarter segment external expenses in our Russia segment in 2018 and 2019 were 25.5% and 23.6%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 46.1% for the first quarter of 2019, compared to 50.5% for the full year 2019. Our profitability is also affected by our decisions on timing of expenses, again as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial advance payments from our customers in the fourth quarter which causes consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2019 were ~~P~~2,107 million, ~~P~~2,041 million, ~~P~~1,971 million, and ~~P~~2,367 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations of business activity as explained in “Revenue” and by substantial advance payments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities were usually highest in the fourth quarter, our net working capital was usually lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30, and December 31, 2019 was ~~P~~(2,672) million, ~~P~~(2,697) million, ~~P~~(2,588) million, and ~~P~~(2,994) million, respectively.

First Quarter 2020 Results

Our revenue was ~~P~~1,990 million for the three months ended March 31, 2020 compared to ~~P~~1,678 million for the three months ended March 31, 2019. Revenue for the three months ended March 31, 2020 increased by ~~P~~312 million, or 18.6%, compared to the three months ended March 31, 2019, primarily due to an increase in revenue in our Russia segment. Revenue in our Russia segment was ~~P~~1,838 million for the three months ended March 31, 2020 compared to ~~P~~1,556 million for the three months ended March 31, 2019. Revenue in our Russia segment increased by ~~P~~283 million, or 18.2%. This was primarily due to an increase in prices which resulted in the increase in ARPC across all customer segments, an increase of 10% in the number of paying customers in our Small and Medium Accounts segment and an increase of 12% in the number of paying customers in our Key Accounts in Other Regions of Russia segment.

The following table breaks down revenue by product:

	For the three months ended March 31,
(in thousands of RUB)	2020	2019	Change
Bundled Subscriptions	577,713	503,885	14.7%
CV Database Access	470,586	385,647	22.0%
Job Postings	781,413	641,871	21.7%
Other value-added services	160,697	147,034	9.3%

Total revenue	1,990,409	1,678,437	18.6%

The following table sets forth the revenue broken down by type of customer and region:

	For the three months ended March 31,
(in thousands of RUB)	2020	2019	Change
Key Accounts in Russia
Moscow and St. Petersburg	495,398	437,363	13.3%
Other regions of Russia	192,953	133,739	44.3%

Sub-total	688,351	571,102	20.5%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	627,759	567,219	10.7%
Other regions of Russia	426,407	336,771	26.6%

Sub-total	1,054,166	903,990	16.6%
Foreign customers of Russia segment	15,875	14,107	12.5%
Other customers in Russia	79,852	66,316	20.4%

Total for “Russia” operating segment	1,838,244	1,555,515	18.2%
Other segments	152,165	122,922	23.8%

Total Revenue	1,990,409	1,678,437	18.6%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

Number of paying customers
	For the three months ended March 31,
	2020	2019	Change
Key Accounts in Russia
Moscow and St. Petersburg	4,695	4,694	0.0%
Other regions of Russia	4,966	4,444	11.7%

Sub-total	9,661	9,138	5.7%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	61,730	58,999	4.6%
Other regions of Russia	79,031	69,120	14.3%

Sub-total	140,761	128,119	9.9%
Foreign customers of Russia segment	719	1,622	-55.7%

Total for “Russia” operating segment	151,141	138,879	8.8%
Other segments	12,750	10,918	16.8%

Total number of paying customers	163,891	149,797	9.4%

ARPC (in RUB)
Key Accounts in Russia
Moscow and St. Petersburg	105,516	93,175	13.2%
Other regions of Russia	38,855	30,094	29.1%

Sub-total	71,250	62,497	14.0%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	10,169	9,614	5.8%
Other regions of Russia	5,395	4,872	10.7%

Sub-total	7,489	7,056	6.1%
Other segments, total	11,935	11,259	6.0%

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Our customer base in Moscow and St. Petersburg was relatively flat, while the number of our Regional paying customers continued to grow. We have increased APRC in every segment, driven by an increase in prices effective January 1, 2020, increase in service usage in our Key Accounts in Other regions of Russia, and reduced pressure from new clients with lower initial APRC on blended ARPC in our Small and Medium Accounts segment.

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In our Key Accounts, number of paying customers has remained flat in Moscow and St. Petersburg and increased by 11.7% in Other regions of Russia. ARPC in this segment has increased by 13.2% in Moscow and St. Petersburg, driven by the increase in prices and cancellation of discounts, and by 29.1% in Other regions of Russia, driven by the increase in prices and the increase in average usage of our services per paying customer.

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In our Small and Medium Accounts, the number of paying customers has increased by 4.6% in Moscow and St. Petersburg and by 10.7% in Other regions of Russia. ARPC in this segment has increased by 5.8% in Moscow and St. Petersburg and by 10.7% in Other regions of Russia, driven by the increase in prices, while average usage of services per paying customer has slightly decreased.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ~~P~~1,139 million for the three months ended March 31, 2020 compared to ~~P~~934 million for the three months ended March 31, 2019, representing an increase of ~~P~~205 million, or 22.0%.

	For the three months ended March 31,
(in thousands of RUB)	2020	2019	Change
Personnel expenses	(581,237)	(480,161)	21.1%
Marketing expenses	(317,866)	(257,745)	23.3%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(37,180)	(44,875)	(17.1)%
Office rent and maintenance	(46,280)	(44,335)	4,4%
Professional services	(79,147)	(80,851)	(2.1)%
Insurance costs	(43,173)	—	n/m
Hosting and other web-site maintenance	(12,034)	(8,712)	38.1%
Other operating expenses	(21,702)	(16,861)	28.7%

Operating costs and expenses (exclusive of depreciation and amortization)	(1,138,619)	(933,540)	22.0%

Our operating expenses were relatively flat as a percentage of revenue, except for the insurance costs:

	For the three months ended March 31,
	2020	2019	Change
Personnel expenses	29.2%	28.6%	0.6%
Marketing expenses	16.0%	15.4%	0.6%
Other general and administrative expenses:
Subcontractors
and other expenses related to provision of services	1.9%	2.7%	(0.8)%
Office rent and maintenance	2.3%	2.6%	(0.3)%
Professional services	4.0%	4.8%	(0.8)%
Insurance costs	2.2%	0.0%	2.2%
Hosting and other web-site maintenance	0.6%	0.5%	0.1%
Other operating expenses	1.1%	1.0%	0.1%

Operating costs and expenses (exclusive of depreciation and amortization)	57.2%	55.6%	1.6%

Personnel expenses

Personnel expenses increased by ~~P~~101 million, or 21.1%, for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The main factors that contributed to the increase in personnel expenses are: (i) an increase in share-based compensation by ~~P~~51 million, primarily due to the grant of new options under the 2016 Unit Option Plan and 2018 Unit Option Plan in the second quarter of 2019; (ii) hiring 77 people during the second, third and fourth quarters of 2019 and the first quarter of 2020, primarily in the development, sales and production teams in our Russia segment, thus increasing headcount in the Russia segment to 729 people as of March 31, 2020; and (iii) the indexation of wages effective from the first quarter of 2020. The increase was partly offset by a decrease of performance-based and discretionary bonuses in the first quarter of 2020 as a part of our cost-cutting initiatives in response to COVID-19.

Our personnel expenses increased as a percentage of revenue to 29.2% for the three months ended March 31, 2020 from 28.6% for the three months ended March 31, 2019. Excluding share-based compensation expense, our personnel expenses decreased as a percentage of revenue to 26.6% for the three months ended March 31, 2020 from 28.3% for the three months ended March 31, 2019.

Marketing expenses

Marketing expenses increased by ~~P~~60 million, or 23.3%, for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, primarily due to an increase in online marketing expenses and TV marketing expenses.

Our marketing expenses were 16.0% as a percentage of revenue for the three months ended March 31, 2020, relatively flat compared to 15.4% as a percentage of revenue for the three months ended March 31, 2019.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our general and administrative expenses comprised 12.0% and 11.7% as a percentage of revenue for the three months ended March 31, 2020 and March 31, 2019, respectively.

Our insurance costs have increased as a percentage of revenue, due to purchase of D&O insurance cover in May 2019 in relation to our IPO.

Net foreign exchange gain

Net foreign exchange gain was ~~P~~75 million for the three months ended March 31, 2020, compared to a ~~P~~23 million loss for the three months ended March 31, 2019. The net foreign exchange gain for the three months ended March 31, 2020 reflects mostly the foreign exchange gain on USD-denominated cash balances, partly offset by the foreign exchange loss on USD-denominated dividends payable.

Depreciation and amortization

Depreciation and amortization were ~~P~~184 million for the three months ended March 31, 2020, compared to ~~P~~165 million for the three months ended March 31, 2019. Depreciation and amortization increased by ~~P~~19 million, or 11.7%, primarily due to additional depreciation charge related to leasehold improvements recognized in the second, third and fourth quarters of 2019 due to redesign of our office in Moscow and Yaroslavl.

Finance income and costs

Finance income was ~~P~~19 million for the three months ended March 31, 2020 compared to ~~P~~26 million for the three months ended March 31, 2019, primarily due to a decrease in available cash balances that were deposited.

Finance costs were ~~P~~119 million for the three months ended March 31, 2020, compared to ~~P~~168 million for the three months ended March 31, 2019. Finance costs decreased by ~~P~~49 million, primarily due to a decrease of Central Bank of Russia Key Rate from 7.75% to 6% through the period from March 31, 2019 to March 31, 2020 as well as a decrease in the loans and borrowings balance by ~~P~~688 million from March 31, 2019 to March 31, 2020.

Income tax expense

Income tax expense was ~~P~~231 million for the three months ended March 31, 2020 compared to ~~P~~177 million for the three months ended March 31, 2019. The effective tax rate was 35.9% for the three months ended March 31, 2020 and 42.5% for the three months ended March 31, 2019.

The effective tax rate for the three months ended March 31, 2020 was affected by the non-deductible forex loss on dividends payable occurred in our Cyprus holding company. Without this effect, the effective tax rate for the three months ended March 31, 2020 would have been 29.4%. The effective tax rate for the three months ended March 31, 2019 was affected by withholding tax expense associated with our tax restructuring. Without this effect, the effective tax rate for the three months ended March 31, 2019 would have been 32.6%.

Net income

Net income was ~~P~~412 million for the three months ended March 31, 2020 compared to ~~P~~239 million for the three months ended March 31, 2019. Net income increased by ~~P~~173 million compared to the three months ended March 31, 2019, primarily due to the reasons described above.

Adjusted EBITDA

Adjusted EBITDA was ~~P~~1,045 million for the three months ended March 31, 2020 compared to ~~P~~774 million for the three months ended March 31, 2019, and it increased by ~~P~~272 million, primarily due to the reasons described above.

Adjusted Net Income

Adjusted Net Income was ~~P~~613 million for the three months ended March 31, 2020 compared to ~~P~~373 million for the three months ended March 31, 2019. Adjusted Net Income increased by ~~P~~240 million compared with the three months ended March 31, 2019, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the three months ended March 31,
(in thousands of RUB)	2020	2019	Change
Net cash generated from operating activities	942,362	374,765	567,597
Net cash used in investing activities	(101,224)	(290,475)	189,251
Net cash used in financing activities	(58,892)	(573,941)	515,049

Net increase/(decrease) in cash and cash equivalents	782,246	(489,651)	1,271,897
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	(771,895)
Effect of exchange rate changes on cash	232,877	(32,447)	265,324

Cash and cash equivalents, end of period	3,104,338	2,339,012	765,326

Net cash generated from operating activities

For the three months ended March 31, 2020, net cash generated from operating activities was ~~P~~942 million compared to ~~P~~375 million for the three months ended March 31, 2019. The change between the periods of ~~P~~568 million was primarily driven by: (i) an increase in sales, which resulted in an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), (ii) a decrease of interest paid and income tax paid due to the shift of payments from the first quarter 2020 to later dates due to non-working days period due to COVID-19 pandemic; (iii) an increase in the movement of contract liabilities for the three months ended March 31, 2020 due to timing of customer advances in this year; (iv) a decrease in trade and other payables mainly due to settlement of payables to employees, including annual bonuses for 2019.

Net cash used in investing activities

For the three months ended March 31, 2020, net cash used in investing activities was ~~P~~101 million compared to ~~P~~290 million for the three months ended March 31, 2019. The change between the periods of ~~P~~189 million was primarily due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ~~P~~232 million in the first quarter 2019, partly offset by an increase in capital expenditures in the first quarter 2020.

Net cash used in financing activities

For the three months ended March 31, 2020, net cash used in financing activities was ~~P~~59 million compared to ~~P~~574 million for the three months ended March 31, 2019. The change between the periods was primarily due to timing of a VTB loan repayment, which was paid in the second quarter 2020 as the due date of March 30, 2020 was designated as a non-working day due to COVID-19 pandemic, as well as a loan repayment of P270 million to the associate of a non-controlling shareholder in the three months ended March 31, 2019.

Capital Expenditures

Our additions to property and equipment and intangible assets in the three months ended March 31, 2020 were ~~P~~102 million, an increase of ~~P~~17 million compared to ~~P~~85 million for the three months ended March 31, 2019, primarily due to an increase in office renovation costs during the three months ended March 31, 2020, as we have redesigned part of our office in Moscow.

Dividend

On March 13, 2020, we announced an interim dividend of $0.50 per share, or US$25 million, representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2019. On April 15, 2020 we announced the deferral of the dividend payment until further notice due to uncertainty over the impact of the COVID-19 pandemic on our business.

We can clearly see an upward trend in the recruitment market in recent weeks, as well as a gradual easing of restrictions and reduction in the speed of COVID-19 spread. However, the pandemic is not yet over, and there is an uncertainty as to how successful the easing of the restrictions will be in terms of containing the spread of the virus. Out of prudence, we will continue reserving this cash on our balance sheet, and plan to provide a new update on our next quarterly call or earlier.

First Quarter 2020 Financial Results Conference Call

Conference Call Information

We will host a conference call and webcast to discuss its results at 9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 2:00 p.m. London time) on June 1, 2020.

We recommend to use the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	1877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	8188127

Webcast:

https://edge.media-server.com/mmc/p/5nzn4BUY

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•

“Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs and other financing and transactional costs; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees.

•

“Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs and other financing and transactional costs; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited; (11) the tax effect of the adjustment described in (10); (12) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset;

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

[1]	Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

•

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, dated March 13, 2020 and filed with the SEC, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

For the three months ended

(in thousands of RUB and USD, except per share amounts)

	For the three months ended March 31,
	2019	2020	2020
	RUB	RUB	USD
Revenue	1,678,437	1,990,409	25,606
Operating costs and expenses (exclusive of depreciation and amortization)	(933,540)	(1,138,619)	(14,648)
Depreciation and amortization	(165,104)	(184,406)	(2,372)

Operating income	579,793	667,384	8,586
Finance income	26,207	19,158	246
Finance costs	(167,830)	(118,833)	(1,529)
Other income	—	9,689	125
Net foreign exchange (loss)/gain	(22,641)	75,313	969
Share of loss of equity-accounted investees (net of income tax)	—	(9,544)	(123)

Profit before income tax	415,529	643,167	8,274
Income tax expense	(176,782)	(231,429)	(2,977)

Net income for the period	238,747	411,738	5,297
Attributable to:
Owners of the Company	209,391	363,463	4,676
Non-controlling interest	29,356	48,275	621
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(23,925)	25,518	328

Total comprehensive income, net of tax	214,822	437,256	5,625

Attributable to:			0
Owners of the Company	186,770	386,012	4,966
Non-controlling interest	28,052	51,244	659
Earnings per share
Basic (in Russian Roubles per share)	4.19	7.27	0.09
Diluted (in Russian Roubles per share)	4.19	7.07	0.09

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	December 31, 2019	March 31, 2020	March 31, 2020
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	6,954,183	6,971,262	89,683
Intangible assets	2,733,417	2,623,600	33,752
Property and equipment	429,744	476,267	6,127
Equity-accounted investees	178,847	169,303	2,178
Right-of-use assets	279,249	261,721	3,367
Deferred tax assets	149,835	157,485	2,026
Other financial assets	25,341	25,341	326
Other non-current assets	22,134	22,811	293

Total non-current assets	10,772,750	10,707,790	137,752
Current assets
Trade and other receivables	57,908	67,007	862
Prepaid expenses and other current assets	119,249	130,671	1,681
Cash and cash equivalents	2,089,215	3,104,338	39,936

Total current assets	2,266,372	3,302,016	42,479

Total assets	13,039,122	14,009,806	180,231

Equity
Share capital	8,547	8,547	110
Share premium	1,863,877	1,896,875	24,403
Foreign currency translation reserve	(105,191)	(82,642)	(1,063)
Retained earnings	1,587,697	150,640	1,938

Total equity attributable to owners of the Company	3,354,930	1,973,420	25,387
Non-controlling interest	33,263	17,590	226

Total equity	3,388,193	1,991,010	25,614
Non-current liabilities
Loans and borrowings	4,064,501	3,798,227	48,863
Lease liabilities	230,802	213,387	2,745
Deferred tax liabilities	512,804	492,015	6,330
Trade and other payables	4,239	3,900	50
Provisions	19,498	33,972	437
Other non-current liabilities	126,828	120,445	1,549

Total non-current liabilities	4,958,672	4,661,946	59,974
Current liabilities
Contract liabilities	2,367,416	2,584,278	33,246
Trade and other payables	780,219	718,265	9,240
Loans and borrowings (current portion)	1,064,554	1,439,064	18,513
Lease liabilities (current portion)	59,816	68,105	876
Dividends payable	—	1,961,769	25,237
Income tax payable	369,974	526,065	6,768
Provisions	26,398	34,159	439
Other current liabilities	23,880	25,145	323

Total current liabilities	4,692,257	7,356,850	94,643

Total liabilities	9,650,929	12,018,796	154,617

Total equity and liabilities	13,039,122	14,009,806	180,231

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended March 31,

	March 31, 2019	March 31, 2020	March 31, 2020
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	238,747	411,738	5,297
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	165,104	184,406	2,372
Net finance costs	141,623	99,675	1,282
Net foreign exchange loss/(gain)	22,641	(75,313)	(969)
Other non-cash items	224	(724)	(9)
Management incentive agreement, including social taxes	8,975	53,506	688
Share grant to members of the Board of Directors	—	5,319	68
Share of loss of equity-accounted investees, net of income tax	—	9,544	123
Income tax expense	176,782	231,429	2,977
Change in trade receivables and other operating assets	(64,415)	(7,029)	(90)
Change in contract liabilities	40,090	210,117	2,703
Change in trade and other payables	63,714	(63,828)	(821)
Change in other liabilities	—	(8,526)	(110)
Income tax paid	(253,881)	(100,762)	(1,296)
Interest paid	(164,839)	(7,190)	(92)
Net cash generated from operating activities	374,765	942,362	12,123

INVESTING ACTIVITIES:
Acquisition of equity-accounted investment	(232,000)	—	—
Acquisition of intangible assets	(31,848)	(27,083)	(348)
Acquisition of property and equipment	(52,708)	(81,695)	(1,051)
Interest received	26,081	7,554	97
Net cash used in investing activities	(290,475)	(101,224)	(1,302)

FINANCING ACTIVITIES:
Bank and other loans repaid	(515,000)	—	—
Payment for lease liabilities	(11,391)	(10,445)	(134)
Dividends paid to non-controlling interest	(47,550)	(48,447)	(623)

Net cash used in financing activities	(573,941)	(58,892)	(758)
Net (decrease)/ increase in cash and cash equivalents	(489,651)	782,246	10,063
Cash and cash equivalents, beginning of period	2,861,110	2,089,215	26,877
Effect of exchange rate changes on cash	(32,447)	232,877	2,996

Cash and cash equivalents, end of period	2,339,012	3,104,338	39,936

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of net income to EBITDA and Adjusted EBITDA, the most directly comparable IFRS financial measure:

	For the three months ended March 31,
(in thousands of RUB)	2019	2020
Net income	238,747	411,738
Add the effect of:
Income tax expense	176,782	231,429
Net interest costs	141,623	99,675
Depreciation and amortization	165,104	184,406

EBITDA	722,256	927,248
Add the effect of:
Equity-settled awards, including related social taxes(1)	5,243	52,060
IPO-related costs(2)	46,027	—
Insurance cover related to IPO(3)	—	38,832
Income from depository(4)	—	(8,526)
Other financing and transactional costs(5)	—	26,039
Share of loss of equity-accounted investees(6)	—	9,544

Adjusted EBITDA	773,526	1,045,197

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of net income to Adjusted Net Income, the most directly comparable IFRS financial measure:

	For the three months ended March 31,
	2019	2020
Net income	238,747	411,738
Add the effect of:
Equity-settled awards, including related social taxes(1)	5,243	52,060
IPO-related costs(2)	46,027	—
Insurance cover related to IPO(3)	—	38,832
Income from depositary(4)	—	(8,526)
Other financing and transactional costs(5)		26,039
Share of loss of equity-accounted investees(6)	—	9,544
Amortization of intangible assets recognized upon the Acquisition(7)	103,947	103,947
Tax effect on adjustments(8)	(20,789)	(20,789)

Adjusted Net Income	373,175	612,844

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(7)

As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(8)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	March 31, 2020	December 31, 2019
Trade and other receivables	67,007	57,908
Prepaid expenses and other current assets	130,671	119,249
Contract liabilities	(2,584,278)	(2,367,416)
Trade and other payables	(718,265)	(780,219)
Other current liabilities	(25,145)	(23,880)

Net Working Capital	(3,130,010)	(2,994,358)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	March 31, 2020	December 31, 2019
Loans and borrowings	3,798,227	4,064,501
Loans and borrowings (current portion)	1,439,064	1,064,554
Cash and cash equivalents	(3,104,338)	(2,089,215)

Net Debt	2,132,953	3,039,840

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

Calculation of Adjusted EBITDA on the last twelve months basis as of March 31, 2020:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2019	3,930,747
Less Adjusted EBITDA for the three months ended March 31, 2019	(773,526)
Add Adjusted EBITDA for the three months ended March 31, 2020	1,045,197
Adjusted EBITDA on the last twelve months basis as of March 31, 2020	4,202,418